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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

                  INFORMATION STATEMENT PURSUANT TO RULE 13D-1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO. __________________)*


                             TECH LABORATORIES, INC.
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                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $.01
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                         (Title of Class of Securities)


                                    878249101
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                                FEBRUARY 3, 2000
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                          Date of Event Which Requires
                            Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ] Rule 13d-1(b)
            [X] Rule 13d-1(c)
            [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 878249101                    13G                   PAGE 2 OF 6 PAGES

1.    Name of Reporting Persons:                    RICHARD RICE, INC.

                                                    EIN: 521220444

2.    Check the appropriate box if a member of a group*:     (a) [ ]     (b) [ ]


3.    SEC use only.

4.    Citizenship or Place of Organization:       Delaware

      Number of shares beneficially owned by each reporting person with:

5.    Sole Voting Power:                          197,400 shares

6.    Shared Voting Power:                        N/A

7.    Sole Dispositive Power:                     197,400 shares

8.    Shared Dispositive Power:                   N/A

9.    Aggregate Amount beneficially owned by
      Each Reporting Person:                      197,400 shares

10.   Check box if the aggregate amount in row (9) excludes certain shares*: [ ]

11.   Percent of class represented by amount in row 9:          5.0%


12.   Type of Reporting Person*:                  CO





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* See Instructions Before Filling Out.


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CUSIP NO. 878249101                 13G                       PAGE 3 OF 6 PAGES

Item 1(a).  Name of Issuer:  Tech Laboratories, Inc.

Item 1(b).  Address of Issuer's Principal Executive Officers:

                  955 Belmont Avenue
                  North Haledon, New Jersey  07508

Item 2(a).  Name of Person Filing:  Richard Rice, Inc.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

                  3435 Windsor Place
                  Boca Raton, Florida  33496

Item 2(c).  Citizenship:                        Delaware

Item 2(d).  Title of Class of Securities:       Common Stock, par value $.01

Item 2(e).  CUSIP Number:                       878249101

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2 (b) or (c), check whether the person filing is a:

            (a) [ ] Broker or dealer registered under section 15 of the Act (15
                    U.S.C. 78c).

            (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c).

            (c) [ ] Insurance company as defined in section 3(a)(19) of the Act
                    (15 U.S.C. 78c).

            (d) [ ] Investment company registered under section 8 of the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)
                    (ii)(E);

            (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

            (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);



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CUSIP NO. 878249101                 13G                       PAGE 4 OF 6 PAGES


            (h) [ ] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.      Ownership

             (a)   Amount beneficially owned:    197,400 shares

             (b)   Percent of class:             5.0%

             (c)   Number of shares as to which such person has:

                   (i)   Sole power to vote or to direct
                         the vote:                       197,400 shares

                   (ii)  Shared power to vote or to direct
                         the vote:                            N/A

                   (iii) Sole power to dispose or to direct
                         the disposition of:              197,400 shares

                   (iv)  Shared power to dispose or to direct the
                         disposition of:                      N/A

Item 5.      Ownership of Five Percent or Less of a Class.    N/A

Item 6.      Ownership of More than Five Percent on Behalf
             of Another Person.                               N/A

Item 7.      Identification and Classification of the Subsidiary
             Which Acquired the Security Being Reported on by
             the Parent Holding Company.                      N/A

Item 8.      Identification and Classification of Members
             of the Group.                                    N/A

Item 9.      Notice of Dissolution of Group.                  N/A



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CUSIP NO. 878249101                 13G                       PAGE 5 OF 6 PAGES

Item 10.     Certification.

             By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   July 11, 2000

                                        RICHARD RICE, INC.

                                        By:    /s/ Richard J. Rice
                                               --------------------------------
                                                Richard J. Rice
                                                Title:  Chief Executive Officer









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